Exxon Mobil Corporation

Hugh M. Comer

5959 Las Colinas Boulevard

Manager Financial Accounting and Analysis

Irving, TX 75039

ExxonMobil

October 1, 2008

Mr. Mark Wojciechowski

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Fax No. (202) 772-9368

Re:

SEC Letter to Exxon Mobil Corporation dated September 8, 2008

File No. 1-02256

Dear Mr. Wojciechowski:

The purpose of this letter is to confirm our understanding, based on our phone conversation this morning, that the SEC has taken no exception to our request for an additional extension to October 10, 2008, to respond to the SEC’s letter of September 8.  The additional time is needed due to disruptions to our offices in Texas caused by Hurricane Ike.

If you have any questions, please feel free to contact me at (972) 444-1290.

Yours truly,

By:

/s/ Hugh M. Comer

---------------------------------

Hugh M. Comer

Manager Financial Reporting and Analysis

c:

Mr. Kevin Stertzel